Exhibit 99.1

SAP INTERIM REPORT
JANUARY — JUNE 2005
INVESTING IN SUCCESS

THE BEST-RUN BUSINESSES RUN SAP

PRELIMINARY NOTES
FORWARD-LOOKING STATEMENTS
     Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent annual report on Form 20-F for 2004 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
NON-GAAP MEASURES
     The quarterly report discloses certain financial measures such as pro-forma EBITDA, free cash flow, pro-forma operating income, pro-forma expenses, pro-forma net income, pro-forma earnings per share (EPS) and currency-adjusted year-on-year changes in revenue and operating income. These measures are not prepared in accordance with generally accepted accounting principles and are, therefore, considered non-GAAP financial measures. The non-GAAP measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro-forma measures used by SAP may be different from pro-forma measures used by other companies.
     Management believes that pro-forma operating income, pro-forma expenses, pro-forma net income and pro-forma EPS provide supplemental meaningful information to the investor to fully assess the financial performance of SAP’s core operations. The pro-forma operating measures disclosed are the same SAP uses in its internal management reporting and as criteria for variable elements of management compensation.
     Eliminated expenses in pro-forma expenses, pro-forma operating income, pro-forma net income and pro-forma EPS are defined as follows:
•	Stock-based compensation includes expenses for stock-based compensation as defined under U.S. GAAP (STAR, LTI and SOP) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. Management excludes stock-based compensation expenses because SAP has no direct influence over the actual expense of these awards once the Company enters into stock-based compensation plans.

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
Please note In the second quarter of 2005, SAP changed its definition of “acquisition related charges” which is used to determine SAP’s pro-forma operating income, pro-forma earnings per share and other pro-forma information provided by SAP. In the past, SAP regarded amortization of intangibles only as acquisition related charges if the intangibles were acquired as part of an acquisition of an entire business. In the future, SAP expects to conduct acquisitions more frequently by acquiring from the target only the intellectual property rights and other related intangibles instead of acquiring the target’s entire business. Therefore, beginning in the second quarter of 2005, SAP will also regard as acquisition related charges the amortization of intellectual property rights, patents etc. that were acquired individually, i.e. not as part of a business combination. This change in definition has no material impact on any pro-forma information provided in the past, as SAP has so far not conducted any material acquisitions of intangibles outside of business combinations.

2          PRELIMINARY NOTES

     Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:
RECONCILIATION 2ND QUARTER
 in € million | unaudited

		Stock-based-	Acquisition
2005	U.S. GAAP	compensation	related charges	Pro-forma
Cost of product	221	3	5	213
Cost of service	481	5	1	475
Research and development	302	9	1	292
Sales and marketing	452	6	0	446
General and administration	107	6	0	101
Operating income	460	29	7	496

2004
Cost of product	200	0	6	194
Cost of service	439	7	1	431
Research and development	261	9	0	252
Sales and marketing	400	6	0	394
General and administration	93	8	0	85
Operating income	391	30	7	428
RECONCILIATION SIX MONTHS ENDED JUNE 30
 in € million | unaudited

		Stock-based-	Acquisition
2005	U.S. GAAP	compensation	related charges	Pro-forma
Cost of product	417	3	11	403
Cost of service	922	6	1	915
Research and development	568	8	2	558
Sales and marketing	809	6	0	803
General and administration	201	6	0	195
Operating income	834	29	14	877

2004
Cost of product	382	0	11	371
Cost of service	840	10	1	829
Research and development	492	4	1	487
Sales and marketing	725	4	0	721
General and administration	174	5	0	169
Operating income	724	23	13	760
     A reconciliation of pro-forma net income, pro-forma EPS and pro-forma EBITDA figures is provided in the additional information to the consolidated income statements.
     In addition, management gives guidance based on non-GAAP financial measures as defined above. Management does not provide its guidance on operating margin and earnings per share based on GAAP measures because these measures include expenses like stock-based compensation, impairment-related charges, and acquisition-related charges. Management views these expenses as less meaningful in assessing the financial performance of SAP’s core operations, or they are factors outside management’s control, dependent on SAP’s share price or the share price of companies we acquire or in which we invest.
LISTINGS
     SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies.
     Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.

REVIEW OF OPERATIONS
BUSINESS IN THE 2ND QUARTER 2005
ECONOMIC GROWTH DECLINES Favorable financing conditions, high profits, and dynamic growth in the emerging markets will ensure worldwide economic growth remains strong in 2005. In their expert report published in April, the leading German economics institutes predicted global real gross domestic product (GDP) to grow 3.0%, following a rise of 3.8% in 2004. However, the economies of the growth hubs China and the United States, as well as many emerging markets, will see somewhat less activity. The reasons for this are rising interest rates in the United States and, especially, much higher prices for oil and raw materials. The price of oil at the end of June was above US$55 per barrel — 38% higher than at the beginning of the year. This is putting a particular brake on world trade growth, which, at 7.4%, will fall below the 2004 rate (9.9%) according to the International Monetary Fund (IMF).
     The U.S. economy remains an important growth driver. Since the U.S. Federal Reserve is maintaining its course of monetary policy tightening and oil prices will continue to rise, experts expect a negative effect on consumer spending in the United States. As a result, the IMF forecasts moderate economic growth of 3.6% compared to 4.4% in 2004.
     China will remain a growth hub within the global economy. The Organisation for Economic Co-operation and Development (OECD) expects growth there of 9.0% (2004: 9.5%). Following the slight softening of growth in China, the inflation rate has settled down somewhat despite the increasing cost of raw materials. This circumstance and the great capacities of the Chinese labor market should however ensure that the country’s rate of expansion remains high in the medium term. Risks are expected though, particularly on the currency side. According to the IMF, China’s booming development should secure 7.4% growth for the whole of eastern Asia in 2005.
     The situation in Japan and Europe remains difficult, however. Dependent on imports of oil and raw materials, the price rises there are having a particularly negative effect. In their April report, the leading German economics institutes forecast slight growth of 1.0% for Japan in 2005 (2004: 2.9%). For the euro zone, the OECD expects the economy to grow 1.2%, compared to 1.8% in 2004. In Germany, a lack of domestic demand is especially apparent. Despite more exports, the ifo Institute expects GDP to rise just 0.8% year-on-year.
POSITIVE SIGNALS FROM THE IT INDUSTRY Following on from the good news in many areas of the German IT industry in the first half of 2005, experts remain confident with their forecasts for the second half of the year. The quarterly industry survey of the German Association for Information Technology, Telecommunications, and New Media (BITKOM) shows a very positive trend, particularly for software companies and IT service providers. Seventy percent of the software vendors questioned expect revenue to grow in 2005, while this figure is even higher for IT service providers (78%).
     Due in part to the uncertain political situation at the moment, the IT market is growing more slowly in Germany than in most other countries in Europe and Asia and the United States. According to the Association of IT Software and IT Consultancies (VDEB), market volume in 2005 will grow approximately 4.2% to €917 billion. While the United States and Europe will see higher rates of growth — 4.5% and 4.4% respectively — Japan will lag behind with 2.4%. The VDEB’s forecasts are based on an analysis by the European Information Technology Observatory (EITO).
     In its Black Book forecasts published in April 2005, International Data Corporation (IDC) predicted global IT revenue to increase by 5.5% in 2005 and 6.0% in 2006. America, Asia-Pacific, and Europe will see similar improvements. IDC forecasts more dynamism in IT spending even for Germany — increasing from 3.6% growth in 2005 to 4.8% in 2006.
     Other industry experts are also optimistic for the next few years. According to VDEB, global IT budgets will increase by approximately 4.9% to €962 billion. This growth will be fueled by the United States in particular. Renowned analyst Gartner Group predicts growth through 2008 in Europe. Its study forecasts that IT budgets will increase from €461 billion in 2004 to €510 billion in 2008. While the lion’s share of this budget (37%) will continue to go on IT services, the proportion spent on software is expected to enlarge by one percentage point, reaching 6% by 2008.
BUSINESS AT SAP
Revenues Software revenues were €576 million for the second quarter of 2005 (2004: €497 million), representing an increase of 16% compared to the same period in 2004. At constant currencies1), software revenues increased 16% year-over-year.
     Total revenues for second quarter of 2005 were €2.02 billion (2004: €1.8 billion), which was an increase of 13% compared to the second quarter of 2004. At constant currencies1), total revenues increased 14% year-over-year.
     Software revenues in the U.S. increased 24% to €174 million for the second quarter of 2005 (2004: €140 million). At constant currencies1), software revenues in the U.S. increased 27% year-over-year.
     Software revenues in the EMEA region grew 9% to €289 million for the second quarter of 2005 (2004: €266 million). At constant currencies1), software revenues in EMEA increased 8% compared to the second quarter of 2004.
     Software revenues in the APA region increased 23% to €85 million (2004: €69 million) for the second quarter of 2005. At constant currencies1), software revenues in the APA region increased 20% compared to the same period last year.
     Major contracts in the second quarter of 2005 include Amgen, Banco Rural, Centex, Clark County, Procter & Gamble in the Americas; Altana, Burberry, Caixa d’Estalvis de Catalunya,

1)	Constant currency data excludes the impact of currency exchange rates.

4          REVIEW OF OPERATIONS

Rabobank in EMEA; Aozara Bank, Bank International Indonesia, China Petroleum & Chemical, Fuji Photo Film, United Laboratories in Asia/Pacific.
Income Operating income for the second quarter of 2005 was €460 million (2004: €391), which was an increase of 18% compared to the second quarter of 2004. Pro-forma operating income was €496 million (2004: €428 million) for the quarter, representing an increase of 16% compared to the same period in 2004.
     The operating margin for the second quarter of 2005 was 22.8%, which was up by 0.80 percentage points compared to the same quarter in 2004. The pro-forma operating margin for the second quarter of 2005 was 24.6%, which represented an increase of 0.60 percentage points compared to the same period in 2004.
     Net income for the second quarter of 2005 was €289 million (2004: €249 million), or €0.93 per share (2004: €0.80 per share), representing an increase of 16% compared to the second quarter of 2004. Second quarter 2005 pro-forma net income was €314 million (2004: €273 million), or pro-forma €1.01 earnings per share (2004: €0.87 per share), representing an increase of 15% compared to the second quarter of 2004.
Peer Group Share The strong software revenue results ($696 million globally and $210 million in the U.S. on a quarter-end U.S. dollar exchange rate basis) enabled the Company to continue to gain share against its peer group worldwide and in the U.S. On a rolling four quarter basis, the Company’s worldwide share against its peer group2) based on software revenues was 58% at the end of the second quarter of 2005 compared to 57% at the end of the first quarter of 2005 and 54% at the end of the second quarter of 2004. In the U.S., on a rolling four quarter basis, the Company’s share against its peer group3) based on software revenues was 41% at the end of the second quarter of 2005 compared to 40% at the end of the first quarter of 2005 and 36% at the end of the second quarter of 2004.
Regional performance Once again, the Company reported strong growth from all regions. The Americas region, particularly the U.S., continued to be the key growth driver for the Company. The U.S. reported an increase of 27% in software revenues at constant currencies for the second quarter of 2005. This compares to a very strong 2004 second quarter when the U.S. reported 70% con-
KEY FIGURES AT A GLANCE SAP GROUP
 in € millions | unaudited

			Change	Change
	Q2 2005	Q2 2004	total	in %
Revenues	2,016	1,781	+ 235	+ 13
Software revenues	576	497	+ 79	+ 16
Income before taxes	440	391	+ 49	+ 13
Net income	289	249	+ 40	+ 16
Headcount, in full-time equivalents (June 30)	34,095	30,945	+ 3,150	+ 10
SOFTWARE REVENUE BY REGION SAP GROUP
 in € millions | unaudited

			Change	Change
	Q2 2005	Q2 2004	total	in %
Total	576	497	+ 79	+ 16
— at constant currency rates				+ 16
EMEA	289	266	+ 23	+ 9
— at constant currency rates				+ 8
Asia-Pacific	85	69	+ 16	+ 23
— at constant currency rates				+ 20
Americas	202	162	+ 40	+ 25
— at constant currency rates				+ 26

2)	Worldwide share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. is based on comparable software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. SAP’s first quarter 2005 worldwide share against its peer group was adjusted downward by 1 percentage point compared to the number reported in the first quarter 2005 earnings release resulting from 1) the inclusion of Retek Inc. software revenue into Oracle’s software revenue numbers following Oracle’s acquisition of Retek and 2) the replacing of estimated data by actual data, where only estimates were available at the time the peer group share was originally calculated and actuals were published after that date. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.

3)	U.S. share of what SAP considers to be its peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only), and Siebel Systems, Inc. is based on comparable U.S. software revenues in U.S. dollars (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used, and for some vendors U.S. software revenues are estimated). SAP’s results have been converted into U.S. dollars. For Oracle Corp. (business applications only), the software revenues of Oracle, PeopleSoft and Retek were combined based on publicly available data. SAP’s first quarter 2005 U.S. share against its peer group was adjusted downward by 1 percentage point compared to the number reported in the first quarter 2005 earnings release resulting from 1) the inclusion of Retek Inc. software revenue into Oracle’s software revenue numbers following Oracle’s acquisition of Retek and 2) the replacing of estimated data by actual data, where only estimates were available at the time the peer group share was originally calculated and actuals were published after that date. Subsequent revisions of peer group data will often occur as a result of using estimated data at the time the peer group share is originally calculated because actual data is often not yet available.

stant currency growth in software revenues.
     The EMEA region reported a second consecutive quarter of solid growth with software revenues increasing by 8% at constant currencies for the second quarter of 2005. However, software revenues were down 13% in Germany as a result of delayed buying decisions from customers due to uncertainty surrounding the potential for upcoming elections. Also affecting Germany’s results was a sales force realignment, which will help position SAP for future growth opportunities in that country. The Company expects Germany to recover in the second half of the year. Excluding Germany, software revenues in the EMEA region increased 23% for the second quarter of 2005 resulting from good sales execution from all the major sub-regions within EMEA.
     Software revenues in the APA region increased 20% at constant currencies for the second quarter of 2005 with particularly good execution from countries such as Australia and Singapore. The APA region is also experiencing strong momentum in its small and midsize business segment. Software revenues in Japan decreased 11% at constant currencies for the second quarter of 2005 due to volatility that the Company continues to experience in a challenging environment where in-house software development dominates the market for IT. Excluding Japan, software revenues increased 45% in the APA region for the second quarter of 2005.
Results by Solution With the exception of CRM, the Company reported strong growth in all solutions for the second quarter of 2005. Although coming from a small revenue base, revenues from SAP NetWeaver and related products were up sharply for the second consecutive quarter, increasing by 89%. Software revenues related to ERP increased 19% to €243 million and represented 42% of total software revenues.
     CRM related second quarter 2005 software revenues totaled approximately €107 million, which was a decrease of 3%, and represented 19% of total software revenues. The Company continued to gain share in CRM against its peer group in the second quarter.
     SCM related second quarter 2005 software revenues totaled approximately €119 million, representing an increase of 11%. SCM related software revenues represented 21% of total software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.
BUSINESS IN THE FIRST SIX MONTHS 2005
Revenues Software revenues increased 16% to €1.0 billion (2004: €867 million) for the 2005 six month period. At constant currencies1), software revenues increased 17% for the first half.
     Six month 2005 total revenues were €3.7 billion (2004: €3.3 billion), which was an increase of 12% compared to the same 2004 six month period. At constant currencies1), total revenues for the first six months of 2005 increased 13%.
Income Operating income for the 2005 six month period was €834 million (2004: €724 million), which was an increase of 15% compared to the same period last year. Pro-forma operating income for the first six months of 2005 was €877 million (2004: €760 million), representing an increase of 15% compared to the first six months of 2004.
     The operating margin for the 2005 six month period was 22.3%, which was up 0.60 percentage points compared to the same period in 2004. The pro-forma operating margin was 23.4% for the first half of 2005, which increased by 0.60 percentage points compared to the same period in 2004.
     Net income for the first half of 2005 was €543 million (2004: €478 million), or €1.75 per share (2004: €1.54 per share), representing an increase of 14% compared to the first half of 2004. Pro-forma net income for the 2005 six month period was €573 million (2004: €502 million), or pro-forma €1.85 per share (2004: €1.61 per share), representing an increase of 14% compared to the 2004 six month period.
FINANCIAL POSITION
     Operating cash flow for the first half of 2005 was €777 million (2004: €1.2 billion). Free cash flow, which was €665 million for the first six months of 2005 (2004: €1,087 million), as a percentage of total revenues was 18% in 2005 (2004: 33%). The Company disposes of €3,420 million net cash at June 30, 2005 (June 30, 2004: €2,766 million).
     The total assets amounted €7,930 million at June 30, 2005 whereas this amount was €7,585 million at December 31, 2004. The capital expenditure consists mainly of buildings, office and business equipment, vehicle and hardware equipment.
RESEARCH AND DEVELOPMENT
     SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in 2005. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator.
6          REVIEW OF OPERATIONS

     R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 14.6% to €558 million in the six months 2005 (Q2: €292 million) compared to €487 million of the first six months 2004 (Q2: €252 million) despite the Company’s pursuit of operating margin improvement.
     Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition-related charges) was 14.9% (2004: 14.6%) and, measured in FTEs, the number of employees working in development teams rose in the H1 2005 to 10,654 (H1 2004: 9,269).
     More than ten thousand customers, prospects and partners participated in the SAPPHIRE conferences in Europe (Copenhagen, April 26-28, 2005) and North America (Boston, May 17-19, 2005). The conferences served as forums in which SAP presented new products and developments. The further development of the platform SAP NetWeaver was the focal point of this year’s SAPPHIRE conferences.
     SAP and Microsoft Corp. announced at the SAPPHIRE conference held in Copenhagen in April that they are jointly developing and planning to offer a new product, code-named “Mendocino,” that is planned to help companies gain a competitive advantage by revolutionizing the way information workers access, analyze and use enterprise data to make better business decisions. “Mendocino” is planned to link SAP process functionality directly to Microsoft Office applications. Users of this product, the first to be developed jointly by SAP and Microsoft, would enjoy the familiarity of Microsoft Office as they access SAP’s best-practice business processes and information.
     SAP and Siemens announced in April a global strategic alliance to deliver an integrated information technology (IT) offering to the healthcare provider market. The integrated Siemens Soarian and SAP Healthcare solution, based on the SAP NetWeaver platform, will first be made available in the United States, Germany and Japan. With the joint solution from Siemens and SAP, healthcare organizations would conduct collaborative business planning, in-depth financial analysis and accounting and human resources tasks.
     SAP announced in May 2005 that the technology market leaders Adobe, Cisco, Computer Associates, EMC, Intel, Macromedia, Mercury, Microsoft, Symantec and VERITAS are aligning around SAP’s Enterprise Services Architecture (ESA). These SAP partners plan to license ESA to provide “Enterprise Services-Ready” solutions that will deliver on the promise of Web services by providing enhanced flexibility, greater speed, lowered costs and diminished risk.
     SAP announced in June the next wave of its Safe Passage program of SAP applications and support, joining with its channel partners in a special program designed specifically to allow small and midsize enterprises (SMEs) running PeopleSoft and JD Edwards solutions to move to SAP in the context of a clear and future-proof IT strategy. Samsonite, one of the world’s largest manufacturers and distributors of luggage, took advantage of SAP’s Safe Passage program to transform its global retail and wholesale operations. Beginning in January 2006, Samsonite will transition from its existing JD Edwards solution environment for the wholesale and retail industry to mySAP Business Suite and leverage SAP’s industry-specific functionality.
     Leaders of business and government from around the world gathered in June for a global summit on RFID policy at the US Chamber of Commerce in Washington, DC. The event was sponsored by SAP, the US Department of Commerce and the US Chamber of Commerce’s National Chamber Foundation. This was the third such RFID conference to be sponsored by SAP, following similar events in Berlin and Brussels.
EMPLOYEES
     As of June 30, 2005, the number of employees increased by 1,890 to 34,095 compared to December 31, 2004 (886 compared to March 31, 2005).
     13,691 employees worked in Germany and 20,404 in other countries.
EMPLOYEES
in full-time equivalents

			Change
	06/30/2005	03/31/2005	total
Research & Development	10,654	10,350	304
Service & Support	14,046	13,826	220
Sales & Marketing	6,009	5,748	261
General & Administration	3,386	3,285	101

SAP Group	34,095	33,209	886

COMPANY STRUCTURE AND ORGANIZATION
     In June, SAP announced the acquisition of Lighthammer Software Development Corporation, a privately-held, leading supplier of enterprise manufacturing intelligence and collaborative manufacturing software, based in Exton, Pennsylvania. The acquisition is expected to deliver value through improved manufacturing performance with rapid time-to-value for SAP’s installed base of more than 12,000 manufacturing customers. It also confirms SAP’s policy of making targeted acquisitions to augment its technology portfolio.
MARKET CAPITALIZATION AND SAP SHARE
     The SAP share closed on June 30, 2005 at €144.01 (XETRA). Thus, SAP’s market capitalization excluding treasury share reached €44.6 billion at the end of the second quarter 2005. Since the beginning of the year, SAP’s stock gained approximately 10 % in value. The German DAX rose approximately 8 % in the first half of 2005; the Dow Jones EURO STOXX 50 rose approximately 9 % in value and Goldman Sachs Software Index decreased by 9 % over the same period.
     SAP AG’s Annual General Meeting of Shareholders, held in Mannheim on May 12, 2005, approved a dividend of €1.10 per ordinary share. Effective with the close of the annual general meeting, Dietmar Hopp, one of the co-founders of SAP, former CEO and former Chairman of the Supervisory Board, resigned as a member of the Supervisory Board. The Annual General Shareholder’s Meeting elected Dr. Erhard Schipporeit, Düsseldorf, Member of the Board of Management of E.ON AG, as member of the Supervisory Board as shareholder representative for the remaining term of the Supervisory Board in office. Mr. Schipporeit is in charge of Finance, Accounting, Taxes and IT in the Board of Management of E.ON AG.
     SAP’s current share buy-back program allows the Company to purchase shares in the amount of up to 10% of the total shares outstanding, or approximately 30 million shares. In the first half of 2005, the Company bought back 2.2 million shares at an average price of €123.33 (total amount: €276 million). This compares to 0.4 million shares bought back in the first half of 2004. At June 30, 2005, treasury stock stood at 6.6 million shares compared to 5.4 million shares at December 31, 2004. Given the Company’s strong free cash flow generation, SAP plans to continue to evaluate opportunities to buy back shares in the future.
BUSINESS OUTLOOK
     The Company has not changed its outlook provided in April and continues to provide the following guidance for the full year 2005.
•	The Company expects full-year 2005 software revenues to increase in a range of 10%-12% compared to 2004.

•	The Company expects the full-year 2005 pro-forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.0-0.5 percentage points compared to 2004.

•	The Company expects full-year 2005 pro-forma earnings per share, which excludes stock-based compensation, acquisition-related charges and impairment-related charges, to be in the range of €4.70 to €4.80 per share.

•	The outlook is based on an assumed average U.S. Dollar to Euro exchange rate of $1.30 per €1.00.
8          REVIEW OF OPERATIONS

INTERIM FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENTS SAP GROUP 2ND QUARTER
in € millions | unaudited

			Change
	2005	2004	in %
Software revenue	576	497	16
Maintenance revenue	779	698	12
Product revenue	1,355	1,195	13
Consulting revenue	540	487	11
Training revenue	91	78	17
Service revenue	631	565	12
Other revenue	30	21	43

Total revenue	2,016	1,781	13

Cost of product	- 221	- 200	11
Cost of service	- 481	- 439	10
Research and development	- 302	- 261	16
Sales and marketing	- 452	- 400	13
General and administration	- 107	- 93	15
Other income/expenses, net	7	3	133

Total operating expense	- 1,556	- 1,390	12

Operating income	460	391	18
Other non-operating income/expenses, net	- 4	- 11	- 64
Financial income, net	- 16	11	- 245

Income before income taxes	440	391	13
Income taxes	- 151	- 141	7
Minority interest	0	- 1	- 100

Net income	289	249	16

Basic earnings per share (in €)	0.93	0.80	16

CONSOLIDATED INCOME STATEMENTS SAP GROUP 1ST HALF YEAR
in € millions | unaudited

			Change
	2005	2004	in %
Software revenue	1,010	867	16
Maintenance revenue	1,518	1,364	11
Product revenue	2,528	2,231	13
Consulting revenue	1,015	929	9
Training revenue	163	148	10
Service revenue	1,178	1,077	9
Other revenue	39	29	34

Total revenue	3,745	3,337	12

Cost of product	- 417	- 382	9
Cost of service	- 922	- 840	10
Research and development	- 568	- 492	15
Sales and marketing	- 809	- 725	12
General and administration	- 201	- 174	16
Other income/expenses, net	6	0	N/A

Total operating expense	- 2,911	- 2,613	11

Operating income	834	724	15
Other non-operating income/expenses, net	11	- 6	- 283
Financial income, net	- 8	37	- 122

Income before income taxes	837	755	11
Income taxes	- 293	- 274	7
Minority interest	- 1	- 3	- 67

Net income	543	478	14

Basic earnings per share (in €)	1.75	1.54	14

INTERIM FINANCIAL STATEMENTS          9

CONSOLIDATED BALANCE SHEETS SAP GROUP
in € millions | unaudited

			Change
	06/30/2005	12/31/2004	in %
Assets
Intangible assets	583	525	11
Property, plant and equipment	1,031	999	3
Financial assets	104	100	4
Fixed assets	1,718	1,624	6

Accounts receivables	1,803	1,929	- 7
Inventories and other assets	629	549	15
Liquid assets/Marketable securities	3,451	3,207	8
Current assets	5,883	5,685	3

Deferred tages	200	206	- 3

Prepaid expenses	129	70	84

Total assets	7,930	7,585	5

Shareholder’s equity and liabilities
Shareholders’ equity	4,826	4,594	5
Minority interest	14	22	- 36
Reserves and accrued liabilities	1,501	1,908	- 21
Other liabilities	640	736	- 13
Deferred income	949	325	192

Total shareholders’ equity and liabilities	7,930	7,585	5

Days sales outstanding	70	71
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
in € millions | unaudited

					Other
	Subscribed	Treasury	Additional	Retained	comprehensive	Total
	capital	stock	paid-in capital	earnings	income/loss	equity
01/01/2004	315	- 462	297	3,761	- 202	3,709

Net income				478		478
Dividends paid				- 249		- 249
Change in treasury stock		- 20				- 20
Currency translation adjustment					34	34
Unrealized losses on marketable securities					- 5	- 5
Unrealized losses on cash flow hedges					- 13	- 13
Unrealized losses on STAR hedges					- 4	- 4
Stock-based compensation			- 2			- 2
Convertible bonds & stock options exercised	1		18			19
Other changes			5	3		8

06/30/2004	316	- 482	318	3,993	- 190	3,955

01/01/2005	316	- 569	322	4,830	- 305	4,594

Net income				543		543
Dividends paid				- 340		- 340
Change in treasury stock		- 162				- 162
Currency translation adjustment					135	135
Unrealized losses on cash flow hedges					- 30	- 30
Unrealized losses on STAR hedges					45	45
Stock-based compensation			- 5			- 5
Convertible bonds & stock options exercised			27			27
Other changes			19			19

06/30/2005	316	- 731	363	5,033	- 155	4,826

10          INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP SIX MONTHS ENDED JUNE 30
in € millions | unaudited

	2005	2004
Net income	543	478
Minority interest	1	3
Income before minority interest	544	481

Depreciation and amortization	101	100
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	- 2	- 12
Write-downs of financial assets, net	2	4
Impacts of hedging	29	- 11
Change in accounts receivable and other assets	84	301
Change in deferred stock compensation	- 5	- 2
Change in reserves and liabilities	- 505	- 115
Change in deferred taxes	- 25	- 34
Change in other current assets	- 70	- 100
Change in deferred income	624	552

Net cash provided by operating activities	777	1,164

Acquisition of minorities in subsidiaries	- 25	- 156
Purchase of intangible assets and property, plant and equipment	- 133	- 89
Purchase of financial assets	- 11	- 27
Proceeds from disposal of fixed assets	12	42
Change in liquid assets (maturities greater than 3 months) and marketable securities	- 136	- 330

Net cash used in investing activities	- 293	- 560

Dividends paid	- 340	-249
Change in treasury stock	- 162	- 20
Change in bonds	27	18
Other changes to additional paid-in-capital	19	5
Principal payments made on/Proceeds from line of credit and long-term debt	- 1	6
Proceeds from acquired derivative equity instruments (STAR-hedge)	39	0
Acquisition of derivative equity instruments (STAR-hedge)	- 47	- 43

Net cash used in financing activities	- 465	-283

Effect of foreign exchange rates on cash	89	18

Net change in cash and cash equivalents	108	339

Cash and cash equivalents at the beginning of the period (01/01)	1,513	984
Cash and cash equivalents at the end of the period (06/30)	1,621	1,323

ADDITIONAL INFORMATION 2ND QUARTER
in € millions | unaudited

			Change
	2005	2004	in %
Pro-forma-EBITDA reconciliation

Net income	289	249	16

Minority interest	0	1	- 100
Income taxes	151	141	7

Net income before income taxes	440	391	13
Financial income, net	16	- 11	- 245
Other non-operating income/expenses, net	4	11	- 64

Operating income	460	391	18
Depreciation & amortization	52	51	2

Pro-forma-EBITDA	512	442	16
as a % of sales	25%	25%

Pro-forma operating income reconciliation

Operating income	460	391	18

LTI/STAR/SOP	29	29	0
Settlement of stock-based compensation programs	0	1	- 100
Total stock-based compensation	29	30	- 3
Acquisition-related charges	7	7	0

Pro-forma operating income excluding stock-based compensation & acquisition-related charges	496	428	16

Financial income, net	- 16	11	- 245
thereof impairment-related charges	- 1	0	N/A

Income before income taxes	440	391	13
Income taxes	151	141	7
Effective tax rate	34%	36%

Pro-forma net income reconciliation

Net income	289	249	16

Stock-based compensation, net of tax	20	20	0
Acquisition-related charges, net of tax	4	4	0
Impairment-related charges, net of tax	1	0	N/A

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	314	273	15

Pro-forma EPS reconciliation

Earnings per share (in €)	0.93	0.80	16
Stock-based compensation (in €)	0.06	0.06	0
Acquisition-related charges (in €)	0.02	0.01	0
Impairment-related charges (in €)	0.00	0.00	N/A

Pro-forma-EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	1.01	0.87	15

Weighted average number of shares (in thousands), treasury stock excluded	309,695	310,888
12          INTERIM FINANCIAL STATEMENTS

ADDITIONAL INFORMATION SIX MONTHS ENDED JUNE 30
in € millions | unaudited

			Change
	2005	2004	in %
Pro-forma-EBITDA reconciliation

Net income	543	478	14

Minority interest	1	3	- 67
Income taxes	293	274	7

Net income before income taxes	837	755	11
Financial income, net	8	- 37	- 122
Other non-operating income/expenses, net	- 11	6	- 283

Operating income	834	724	15
Depreciation & amortization	101	100	1

Pro-forma-EBITDA	935	824	13
as a % of sales	25%	25%

Pro-forma operating income reconciliation

Operating Income	834	724	15

LTI/STAR/SOP	29	22	32
Settlement of stock-based compensation programs	0	1	- 100
Total stock-based compensation	29	23	26
Acquisition-related charges	14	13	8

Pro-forma operating income excluding stock-based compensation & acquisition-related charges	877	760	15

Financial income, net	- 8	37	- 122
thereof impairment-related charges	- 2	- 1	100

Income before income taxes	837	755	11
Income taxes	293	274	7
Effective tax rate	35%	36%

Pro-forma net income reconciliation

Net income	543	478	14

Stock-based compensation, net of tax	20	15	33
Acquisition-related charges, net of tax	8	8	0
Impairment-related charges, net of tax	2	1	100

Pro-forma net income excluding stock-based compensation, aquisition-related charges, and impairment-related charges	573	502	14

Pro-forma-EPS reconciliation

Earnings per share (in €)	1.75	1.54	14
Stock-based compensation (in €)	0.06	0.05	33
Acquisition-related charges (in €)	0.03	0.02	0
Impairment-related charges (in €)	0.01	0.00	100

Pro-forma-EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	1.85	1.61	14

Weighted average number of shares (in thousands), treasury stock excluded	309,820	310,895

NOTES TO THE INTERIM FINANCIAL STATEMENTS
GENERAL The consolidated financial statements of the SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung (“SAP AG”), together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per June 30, 2005 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2004, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2004 filed with the SEC.
CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS — UNAUDITED
Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:
Number of companies consolidated in the financial statements

	German	Foreign	Total
12/31/2004	15	73	88
Additions	—	1	1
Disposals	—	—	—
03/31/2005	15	74	89
Additions	—	2	2
Disposals	—	—	—
06/30/2005	15	76	91
     As of June 30, five companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.
     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.
Stock-based compensation On January 1, 2006, SAP will adopt SFAS 123R to account for its share based payments. Based on the share based compensation awards issued and outstanding as of June 30, 2005, SAP expects approximately €55 million compensation expense for 2006. If the current accounting method (APB 25) would be kept, compensation expense for these share based compensation awards would be approximately €10 million based on the presumption that SAP’s stock price, the Goldman Sachs Software Index and the U.S. dollar to Euro exchange rate remained unchanged in 2006 from the respective values at June 30, 2005. Consequently the implementation of SFAS 123R will in 2006 result in an incremental expense of €45 million for the share based payment awards granted until today. The total share based payment expense in 2006 depends on the share based payment awards to be granted until the end of 2006.
     SFAS 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its stock-based awards granted to employees using the fair value method. The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.
     The fair value of the Company’s stock-based awards granted in the first quarter of 2005 under SAP SOP 2002 amounts to €20.08 per option and was calculated using the following assumptions:

Expected life (in years)	3.5
Risk free interest rate	2.82%
Expected volatility	24%
Expected dividends	0.65%
     The following table illustrates the effect on net income if the fair-value-based method had been applied to all granted awards in each period.
Net income
in € millions

	Q2	H1	Q2	H1
	2005	2005	2004	2004
As reported	289	543	249	478

Add/Minus: Expense for stock-based compensation, net of tax according to APB 254)	20	20	20	15

Minus: Expense for stock-based compensation, net of tax according to SFAS 123	32	64	52	98

Pro-forma	277	499	217	395

Earnings per share
in €

	Q2	H1	Q2	H1
	2005	2005	2004	2004
Basic — as reported	0.93	1.75	0.80	1.54
Diluted — as reported	0.93	1.75	0.80	1.53
Basic — pro-forma	0.89	1.61	0.70	1.27
Diluted — pro-forma	0.89	1.61	0.70	1.27
     Convertible bonds and stock options granted to employees under SAP’s stock-based compensation programs are included in the dilutive impact is calculated using the treasury stock method. The number of outstanding awards as of June 30, 2005 amounts to approximately 16 million. For further information to our stock-based compensation plans we refer to our annual report 2004 on Form 20-F filed with the SEC.

4)	Expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions are not included.

14          INTERIM FINANCIAL STATEMENTS

Subscribed Capital At June 30, 2005, SAP AG had 316,300,908 no-par ordinary shares issued with a calculated nominal value of €1 per share.
     In the first half of the year the number of ordinary shares increased by 297,308 (Q2: 155,973), representing €297,308 (Q2: €155,973) resulting from the exercise of awards granted under certain stock based compensation programs.
Treasury Stock As of June 30, 2005, SAP had acquired 6,559 thousand of its own shares, representing €6,559 thousand or 2.07% of capital stock. In the first half of the year 2005 2,384 thousand (Q2: 1,108 thousand) shares were acquired under the buyback program at an average price of approximately €123.54 (Q2: €126.88) per share and 1,188 thousand (Q2: 570 thousand) shares were distributed at an average price of approximately €90.81 (Q2: €90.95) per share. The acquired shares represent €2,384 thousand or 0.75% (Q2: €1,108 thousand or 0.35%) of capital stock. The distributed shares represent €1,188 thousand or 0.38% (Q2: €570 thousand or 0.18%) of capital stock. All shares have been distributed to employees in conjunction with stock-based compensation programs or discounted stock purchase programs. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.
     In the first six months of the year certain of SAP AG’s North American subsidiaries purchased an additional 233 thousand (Q2: 83 thousand) ADRs at an average price of US$40.83 (Q2: US$40.86) per ADR. Each ADR represents one-fourth of an ordinary share. Such ADRs were distributed to employees at an average price of US$34.34 (US$34.43) per ADR by an administrator. The Company held no ADRs at June 30, 2005.
Segment Information Effective January 1, 2004 all cross-charging within SAP (intra-company and inter-company) was changed from an average market rate to a fully loaded cost rate. The objective of this new methodology is to enhance the utilization of SAP’s internal resources. The adoption of this new methodology resulted in lower internal revenues and costs. Simultaneously, the reporting of internal revenues was adjusted. Revenues related to transactions with other parts of the Company are no longer reported as internal revenues, but rather as a reduction of costs. In addition, the calculation of the segment contribution was changed. Acquisition related charges are not part of segment costs but are shown separately.
     The segment information for the periods presented are as follows:
Q2 2005
in € millions

	Product	Consulting	Training	Total
External revenue	1,390	526	99	2,015
Segment expenses	- 593	- 405	- 62	- 1,060
Segment contribution	797	121	37	955
Segment profitability	57.3%	23.0%	37.4%
Q2 2004
in € millions

	Product	Consulting	Training	Total
External revenue	1,231	470	80	1,781
Segment expenses	- 544	- 364	- 51	- 959
Segment contribution	687	106	29	822
Segment profitability	55.8%	22.6%	36.3%
01/01/ — 06/30/2005
in € millions

	Product	Consulting	Training	Total
External revenue	2,578	985	179	3,742
Segment expenses	- 1,103	- 777	- 118	- 1,998
Segment contribution	1,475	208	61	1,744
Segment profitability	57.2%	21.1%	34.1%
01/01/ — 06/30/2004
in € millions

	Product	Consulting	Training	Total
External revenue	2,285	899	151	3,335
Segment expenses	- 996	- 698	- 99	- 1.793
Segment contribution	1,289	201	52	1,542
Segment profitability	56.4%	22.4%	34.4%
     The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:
in € millions

	Q2	01/01/-	Q2	01/01/-
	2005	06/30/2005	2004	06/30/2004
Total revenue for reportable segments	2,015	3,742	1,781	3,335
Other external revenues	1	3	0	2

	2,016	3,745	1,781	3,337

     The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:
in € millions

	Q2	01/01/-	Q2	01/01/-
	2005	06/30/2005	2004	06/30/2004
Total contribution for reportable segments	995	1,744	822	1,542
Contribution from activities outside the reportable segments	- 459	- 867	- 394	- 782
Stock-based compensation expenses	- 29	- 29	- 30	- 23
Acquisition related charges	- 7	- 14	- 7	- 13
Other differences	0	0	0	0
Operating income	460	834	391	724
Other non-operating income/expenses, net	- 4	11	- 11	- 6
Finance income, net	- 16	- 8	11	37

Income before income taxes	440	837	391	755

Geographic Information
The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconciles to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.
Income before income taxes
in € millions

	Q2	01/01/-	Q2	01/01/-
	2005	06/30/2005	2004	06/30/2004
Germany	857	1,061	236	760
Rest of EMEA5)	79	126	55	121
Total EMEA	936	1,187	291	881
United States	69	125	31	94
Rest of America	42	38	- 7	- 4
Total America	111	163	24	90
Japan	7	19	- 1	9
Rest of Asia-Pacific	24	48	19	33
Total Asia-Pacific	31	67	18	42

	1,078	1,417	333	1,013

Sales by destination
in € millions

	Q2	01/01/-	Q2	01/01/-
	2005	06/30/2005	2004	06/30/2004
Germany	426	803	419	773
Rest of EMEA5)	659	1,209	576	1,092
Total EMEA	1,085	2,012	995	1,865
United States	560	1,027	467	865
Rest of America	133	250	110	213
Total America	693	1,277	577	1,078
Japan	94	186	93	183
Rest of Asia-Pacific	144	270	116	211
Total Asia-Pacific	238	456	209	394

	2,016	3,745	1,781	3,337

Employees by region
in full-time equivalents

	06/30/2005	06/30/2004
Germany	13,691	13,304
Rest of EMEA5)	7,460	6,904
Total EMEA	21,151	20,208
United States	5,658	4,919
Rest of America	1,688	1,483
Total America	7,346	6,402
Japan	1,298	1,378
Rest of Asia-Pacific	4,300	2,957
Total Asia-Pacific	5,598	4,335

	34,095	30,945

For an allocation of employees in business areas, please refer to page 7 of this document.
Other Segment Information
Six months software revenue by solution SAP Group6)
in € millions | unaudited

	Q2	01/01/-	Q2	01/01/-
	2005	06/30/2005	2004	06/30/2004
ERP	243	417	205	361
SCM	119	207	107	188
CRM	107	193	110	181
PLM	34	62	29	60
SRM	37	69	27	51
Other	36	62	19	26

Total Software Revenue	576	1,010	497	867

5)	Europe/Middle East/Africa

6)	These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys provided by SAP’s customers. SAP’s solution reporting includes the following specific software solutions: ERP (Enterprise Resource Planning), SCM (Supply Chain Management), CRM (Customer Relationship Management), SRM (Supplier Relationship Management), PLM (Product Lifecycle Management) and SAP NetWeaver and other related products.

16          INTERIM FINANCIAL STATEMENTS

ADDITIONAL INFORMATION

ADDITIONAL INFORMATION
FINANCIAL CALENDAR
2005
October 20
Third Quarter 2005
Preliminary Earnings Release
Telephone conference
2006
January 25
Full year 2005 Preliminary Earnings Release
Press, analyst and telephone conference
May 9
Annual General Shareholders` Meeting,
Mannheim, Germany
May 10
Payment of Dividends
Please visit www.sap.com/investor for regular updates, featuring management presentations and webcasts and to order the SAP annual report.
ADRESSES
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Germany

Telephone	+49 / 6227 / 7-47474
Telefax	+49 / 6227 / 7-57575
Internet	www.sap.com
E-Mail	info@sap.com
All international subsidiaries and sales partners are listed at www.sap.com under “Contact us”.
INFORMATION ABOUT CONTENT:
Investor Relations:

Telephone	+49 / 6227 / 7-67336
Telefax	+49 / 6227 / 7-40805
E-Mail	investor@sap.com

Press:
Telephone	+49 / 6227 / 7-46311
Telefax	+49 / 6227 / 7-46331
E-Mail	press@sap.com
IMPRINT
OVERALL RESPONSIBILITY:
SAP AG
Investor Relations
DESIGN AND PRODUCTION:
Hensel Kommunikation GmbH
Weinheim, Germany